[redacted]

10027179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Hancock Funds LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Congress Street
(No. and Street)

Boston	Massachusetts	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Declan O'Beirne (617) 572-7205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Declan O'Beirne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John Hancock Funds LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

JOANNE LIMA
MY COMMISSION EXPIRES JULY 1, 2016
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

John Hancock Funds, LLC

Financial Statements and Supplemental Information

Year ended December 31, 2009

Contents

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

ERNST & YOUNG

Supplementary Report of of Independent Accountants on Applying Agreed-Upon Procedures

Board of Directors
John Hancock Funds, LLC

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of John Hancock Funds, LLC (the Company) the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. The Company's management is responsible for Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries in management's general ledger and cash wire system.

Procedure completed without exception.

2. Compared the amounts reported on management's SIPC revenue breakdown worksheet derived from the FOCUS reports and amended FOCUS reports for the fiscal period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the fiscal period from April 1, 2009 through December 31, 2009 covered by the Form SIPC-7T.

Procedure completed without exception.

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
120

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers included as part of management's SIPC revenue breakdown worksheet.

Procedure completed without exception.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

Procedure completed without exception.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043582 FINRA DEC
JOHN HANCOCK FUNDS LLC 9*9
601 CONGRESS ST FL 2
BOSTON MA 02210-2805

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Howard Cronson 617-663-4331

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 845

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (331)

7/21/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 514

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 514

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 514

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

John Hancock Funds LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 17th day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 73,558,468
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	73,220,473
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-0-
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	73,220,473
2d. SIPC Net Operating Revenues	$ 337,995
2e. General Assessment @ .0025	$ 845 (to page 1 but not less than $150 minimum)

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
John Hancock Funds, LLC

We have audited the accompanying statement of financial condition of John Hancock Funds, LLC (the Company) as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Hancock Funds, LLC at December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

February 25, 2010

A member firm of Ernst & Young Global Limited

John Hancock Funds, LLC

Statement of Financial Condition

December 31, 2009

(In thousands except share amounts)

Assets	
Cash and cash equivalents	$ 46,220
Commissions and distribution fees receivable	2,770
Due from affiliated companies	2,815
Deferred selling commissions	22,267
Investments	12
Office equipment, net	2,000
Prepaid expenses	601
Intangible asset, net	13,951
Other assets	592
Total assets	$ 91,228
Liabilities and member's equity	
Accounts payable and accrued expenses	$ 5,365
Cash overdraft	202
Commissions and distribution expenses payable	4,207
Accrued compensation	4,243
Due to affiliated companies	9,834
Deferred income taxes, net	8,030
Accrued pension cost	13,635
Total liabilities	45,516
Member's equity:	
Common stock, par value $1.00 per share; authorized and outstanding, 1,000 shares	1
Additional paid-in capital	293,778
Accumulated other comprehensive income:	
Foreign currency translation adjustments	1
Accumulated deficit	(248,068)
Total member's equity	45,712
Total liabilities and member's equity	$ 91,228

See accompanying notes which are an integral part of these financial statements.

John Hancock Funds, LLC

Statement of Operations

Year Ended December 31, 2009
(In thousands)

Revenues	
Selling commissions	$ 30,575
Fees earned pursuant to Rule 12b-1 distribution plans	74,070
Dividends, interest and other	546
	105,191
Expenses	
Selling commissions	39,423
Distribution expenses	55,030
Other selling, general and administrative expenses	83,647
Parent company service fees	16,471
	194,571
Loss before income tax benefit	(89,380)
Income tax benefit	31,836
Net loss	$ (57,544)

See accompanying notes which are an integral part of these financial statements.

John Hancock Funds, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2009
(In thousands)

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Member's Equity
Balance at January 1, 2009	$1	$237,778	$(31)	$(190,524)	$ 47,224
Capital contribution		56,000			56,000
Net loss				(57,544)	(57,544)
Other comprehensive income (loss):					
Foreign currency translation adjustments			32		32
Comprehensive income (loss)			32	(57,544)	(57,512)
Balance at December 31, 2009	$1	$293,778	$ 1	$(248,068)	$ 45,712

See accompanying notes which are an integral part of these financial statements.

John Hancock Funds, LLC

Statement of Cash Flows

Year Ended December 31, 2009
(In thousands)

Operating activities	
Net loss	$(57,544)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	16,014
Change in operating assets and liabilities:	
Commissions and distribution fees receivable	1,024
Due to/from affiliated companies	105
Deferred selling commissions, excluding amortization	(14,569)
Prepaid expenses	(25)
Other assets	(12)
Accounts payable, accrued expenses and accrued compensation	(26)
Cash overdraft	(49)
Commissions and distribution expenses payable	950
Deferred income taxes, net	(764)
Accrued pension cost	3,477
Net cash used in operating activities	(51,419)
Investing activity	
Purchases of office equipment	(645)
Net cash used in investing activity	(645)
Financing activity	
Capital contributed by John Hancock Advisers, LLC	56,000
Net cash provided by financing activity	56,000
Net increase in cash and cash equivalents	3,936
Cash and cash equivalents at beginning of year	42,284
Cash and cash equivalents at end of year	$ 46,220

See accompanying notes which are an integral part of these financial statements.

1. Organization and Description of Business

John Hancock Funds, LLC (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934 (the Act). The Company was incorporated in the State of Delaware on January 19, 1991 and is a wholly-owned subsidiary of John Hancock Advisers, LLC (Advisers). Advisers is a wholly-owned subsidiary of The Berkeley Financial Group, LLC (the Berkeley Group), a wholly-owned subsidiary of John Hancock Subsidiaries, LLC (Subsidiaries), which is, in turn, a wholly-owned subsidiary of John Hancock Financial Services, Inc. (John Hancock). John Hancock is a wholly owned subsidiary of Manulife Financial Corporation (Manulife).

On December 31, 2009, John Hancock, which was a wholly-owned subsidiary of John Hancock Holdings, LLC, (JHHLLC), merged with and into Manufacturers Investment Corporation (MIC). As a result of the merger, John Hancock ceased to exist and the Company's property and obligations became the property and obligations of MIC.

The Company is a member of the Securities Investor Protection Corporation (SIPC) through which customer accounts are protected in the event of the firm's insolvency up to $500,000; including a maximum of $100,000 for free cash balances. The Company does not open customer accounts or effect customer transactions and does not accept any customer funds or securities for deposit into any of the Company's accounts. The Company is a member of SIPC as a requirement of its membership in the Municipal Securities Rulemaking Board.

The Company serves as the wholesale distributor and/or underwriter throughout the United States for the registered investment companies (the Funds) managed by the Berkeley Group.

2. Summary of Significant Accounting Policies

Use of Estimates

The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses and disclosures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements and during the reporting period. Accordingly, upon settlement, actual results may differ from those estimated amounts.

2. Summary of Significant Accounting Policies (continued)

Fair Values of Financial Instruments

The carrying amounts of the financial instruments in the accompanying statement of financial condition approximate fair value.

Cash and Cash Equivalents

The Company considers all highly liquid debt investments, with an initial maturity of less than three months and investments in money market registered investment companies to be cash equivalents. Investments included in cash and cash equivalents are recorded at net asset value. At times, cash and cash equivalents may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through major financial institutions.

Deferred Selling Commissions

The Company pays a selling commission to the selling broker/dealer for sales of the Funds' Class B and C shares, which also carry contingent deferred sales charges (CDSC). B-Share selling commissions are capitalized as deferred selling commissions, and are amortized on a straight-line basis over periods not exceeding six years. C-Share selling commissions are capitalized as deferred selling commissions, and are amortized on a straight-line basis over a period not to exceed one year. The amortization periods are intended to approximate the period of time expected to be benefited, that is the period during which fees earned pursuant to Rule 12b-1 distribution plans are received from the Funds and CDSC payments are received from shareholders of the Funds. Upon receipt of CDSC payments, the Company records additional amortization to arrive at an estimate of the remaining unamortized deferred selling commission applicable to the shares redeemed.

Revenue Recognition

Selling commissions, including CDSC commissions, are recorded on the trade date. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in which the service is rendered (See Note 3). Dividend income is recognized on ex-dividend date, and interest income is recognized on an accrual basis.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

FASB ASC 820-10 established a three-tier hierarchy for measuring fair value and requires additional disclosure about the classification of fair value measurements.

Various inputs are used in determining the value of the Company's investments. These inputs are summarized in three broad levels. Level 1 includes quoted prices in active markets for identical securities. Level 2 includes other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds and credit risk). Level 3 includes significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments). The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of December 31, 2009 in valuing the Company's investments, the majority of which are included in cash and cash equivalents.

Valuation Inputs	Investments in Securities
	(In thousands)
Level 1	$46,232
Level 2	–
Level 3	–
Total	$46,232

Office Equipment

Furniture and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which range from three to seven years. Costs associated with the development of new computer software systems or significant enhancements to existing systems are capitalized and amortized over three years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives or the term of the lease. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. Upon retirement or sale, the asset cost and related accumulated depreciation are removed from the accounts, and any gain or loss is credited to or charged against income.

2. Summary of Significant Accounting Policies (continued)

Intangible Asset

Intangible asset represents the Company's distribution network of sales agents and producers responsible for procuring business. As result of the acquisition of John Hancock by Manulife Financial Corporation (Manulife) in 2004, $16.9 million was initially recognized as the estimated fair value of the distribution networks. Management has determined that this intangible asset has a definite life estimated to be 28 years. Accordingly, this intangible asset is amortized over that period in an amount that reflects the pattern of economic benefit to be derived from the use of the distribution network.

Management periodically evaluates the remaining useful life and carrying value of the intangible asset to determine whether events and circumstances indicate that a change in the useful life or impairment in value may have occurred. Should there be an indication of a change in the useful life or impairment in value, management compares the carrying value of the asset and its related useful life to the projected undiscounted cash flows expected to be generated from the underlying asset over its remaining useful life to determine whether impairment has occurred. If the carrying value of the asset exceeds the undiscounted cash flows, the asset is written down to its fair value determined using discounted cash flows. There was no indication of impairment for the current year.

Foreign Currency Translation

For expenses paid for which functional currency is the local foreign currency, statement of financial condition accounts are translated at exchange rates in effect at the end of the year and income statement accounts are translated at average rates for the year. Translation gains and losses are included as a separate component of member's equity. The Company recorded $1,000 in foreign currency translation gains at December 31, 2009. This amount was recorded as a separate component of accumulated other comprehensive income on the statement of financial condition.

Income Taxes

The operations of the Company are included with those of Subsidiaries in the filing of a consolidated Federal income tax return. The Company has computed its income tax provision on a separate-entity basis using the liability method in accordance with Statement of Financial Accounting Standards Accounting, Standards Codification (ASC) 740-10, *Accounting for Income Taxes*.

3. Related-Party Matters

The financial statements have been prepared from the records maintained by the Company, which include allocations of certain expenses by John Hancock and Manulife and are not necessarily indicative of the financial conditions or results of operations that would have occurred if the Company had been operating as an unaffiliated corporation.

Distribution Agreements

As the wholesale distributor and/or underwriter for the Funds managed by the Berkeley Group, the Company has distribution agreements with the Funds pursuant to which the Company earns selling commissions by making the Funds available to broker/dealers unrelated to John Hancock and to registered representatives of Signator Investors, Inc, (Signator), an indirect wholly-owned subsidiary of John Hancock. The Company reimburses Signator for certain marketing expenses. These expenses totaled $198,000 for the year ended December 31, 2009 and are included in other selling, general and administrative expenses on the statement of operations.

Rule 12b-1 Distribution Plans

The Company receives payments from Rule 12b-1 distribution plans adopted by certain Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended. These plans are subject to annual review and approval by the independent trustees of each of the Funds. Under the terms of the distribution plans, each Fund makes monthly payments (fees earned pursuant to Rule 12b-1 distribution plans) which will not exceed the lesser of a set percentage of each Fund's average daily net assets on an annual basis or the pro rata share of the Company's costs of distribution incurred on behalf of each Fund. Commissions and distribution fees receivable at December 31, 2009 includes $2,621,000 of Rule 12b-1 service fee revenue due from the Funds. In addition, the Company incurs and pays John Hancock Distributors LLC (Distributors) Rule 12b-1 distribution fees for distributing certain funds on behalf of the Company. Rule 12b-1 distribution fees incurred and paid to Distributors amounted to $12,970,000 for the year ended December 31, 2009 and are included in distribution expenses.

Distribution Plan Service Agreement

The Company has entered into a Distribution Plan Service Agreement with Signator under which the Company pays Signator selling commissions and distribution expenses for selling certain Funds. The Company incurred and paid selling commissions and distribution expenses of $6,299,000 for the year ended December 31, 2009 in connection with this agreement. Due to affiliated companies payable at December 31, 2009 includes $364,000 of combined selling commissions and Rule 12b-1 service fees due to Signator.

3. Related-Party Matters (continued)

Capital Contribution

For the year ended December 31, 2009, the Company received a cash capital contribution of $56,000,000 from Advisers.

Due from/to Affiliated Companies

Due from affiliated companies at December 31, 2009 included certain expenses paid by the Company on behalf of Advisers, MFC Global Investment Management (U.S.) LLC (MFC Global) and John Hancock. MFC Global is an indirectly, wholly-owned subsidiary of John Hancock.

Due to affiliated companies at December 31, 2009 included certain expenses paid on behalf of the Company by John Hancock Distributors LLC, Signator, John Hancock USA, John Hancock Signature Services, Inc. (Signature Services), John Hancock Investment Management Services, LLC and Manulife. John Hancock Life Insurance Company (USA) (John Hancock USA) is an indirect, wholly-owned subsidiary of Manulife.

Other Related-Party Matters

The Company received approximately $29,611,000 in Federal tax benefits from John Hancock USA and Advisers for 2009. The Company received approximately $765,000 in state tax benefits from Advisers in 2009.

The Company leases office space from John Hancock USA as a tenant-at-will based on the percentage of floor space occupied by the Company in relation to the total floor space occupied by John Hancock. Rent expense amounted to $2,864,000 for the year ended December 31, 2009.

The Company pays a parent company service fee to Manulife and John Hancock for certain Company expenses paid by those entities on behalf of the Company. The Company also pays John Hancock for certain insurance coverage.

As more fully described in Note 9, the Company participates in a defined benefit pension plan, a non-qualified pension plan, and a defined benefit post-retirement plan sponsored by John Hancock. The Company also participates in a defined contribution plan and a deferred compensation plan sponsored by John Hancock.

3. Related-Party Matters (continued)

Certain directors and officers of the Company are officers, directors and/or trustees of Advisers, Signator, Signature Services, MFC Global, NM Capital Management, Inc., the Berkeley Group, the Funds and/or officers of John Hancock and Manulife.

4. Deferred Selling Commissions

The deferred selling commissions as of December 31 are as follows:

	2009
	(In thousands)
Balance at January 1	$ 21,806
Additions	14,569
Amortization	(14,108)
Balance at December 31	$ 22,267

5. Office Equipment

Office equipment is comprised of the following as of December 31:

	2009
	(In thousands)
Office equipment and computer software	$ 6,417
Less accumulated depreciation and amortization	(4,417)
	$ 2,000

Depreciation and amortization expense for the year ended December 31, 2009 amounted to $975,000 and is included in other selling, general and administrative expenses in the statement of operations.

6. Intangible Asset

In 2004, the Company recorded an intangible asset for its distribution networks in the amount of $16,900,000 which resulted from Manulife's acquisition of John Hancock.

The intangible asset at December 31 was as follows:

	2009 *(In thousands)*
Intangible asset	$ 16,900
Less: accumulated amortization	(2,949)
Balance at December 31	$ 13,951

Amortization expense for the year ended December 31, 2009 amounted to $931,000 and is included in other selling, general and administrative expenses in the statement of operations.

The estimated future amortization expense for this amortizable intangible asset for the next five years is as follows, in thousands:

Year ending December 31,	2010	$1,067
	2011	1,184
	2012	1,284
	2013	1,369
	2014	1,442

7. Income Taxes

The reconciliation of the income tax benefit attributable to operations was computed at the U.S. Federal statutory tax rates to the income tax benefit recorded on the statement of operations is as follows:

	Year Ended December 31 2009 *(In thousands)*
Tax at U.S. statutory rates	$31,283
State income taxes, net of Federal tax benefit	512
Nondeductible expenses including meals and entertainment	(313)
Other	354
	$31,836

7. Income Taxes (continued)

Significant components of income tax (expense) benefit are as follows:

	Year Ended December 31 2009
	(In thousands)
Current:	
Federal	$30,306
State	765
Total current	31,071
Deferred:	
Federal	743
State	22
Total deferred	765
	$31,836

Significant components of the Company's recognized gross deferred tax liabilities and assets are as follows as of December 31:

	2009
	(In thousands)
Deferred tax assets:	
Pension obligation	$ 4,611
OPEB obligation	264
Book over tax depreciation	9
Other	82
Total deferred tax assets	$ 4,966
Deferred tax liabilities:	
Deferred selling commissions	$ 7,965
Acquired acquisition costs	4,973
Deferred compensation	58
Total deferred tax liabilities	(12,996)
Net deferred tax liabilities	$ (8,030)

7. Income Taxes (continued)

As a result of the implementation of FASB ASC 740-10-50, *Accounting for Uncertainty in Income Taxes,* the Company did not recognize any increase or decrease in its liability for unrecognized tax benefits.

A reconciliation of the beginning and ending amount of unrecognized tax benefits as of December 31 is as follows:

	2009
	(In thousands)
Balance as of January 1, 2009	$473
Additions for tax positions for prior years	14
Balance as of December 31, 2009	$487

The Company and its common parent are currently under audit by the Internal Revenue Service (IRS) and various other tax authorities. The IRS has completed its examinations for the periods 1996 up to and including the 2001 tax years and the Company's common parent has filed respective protests with the IRS Appeals Division on various matters relating to these years. During 2009 the IRS completed their examination for the the periods including 2002-2004, and the Company's common parent filed the respective protest with the IRS Appeals Division on various matters relating to these years. The IRS examination for the 2005 and 2006 tax years is expected to begin in early 2010. Management has reserved for potential adjustments to the provision for income taxes that may result from examinations by, or any negotiated agreements with, these tax authorities. Management believes that the final outcome of these examinations or agreements will not have a material affect on the results of operations. If events occur which indicate payment of these amounts is unnecessary, the reversal of the liabilities would result in the recognition of tax benefits in the period it is determined the liabiities are no longer necessary. If management's estimates of the federal and state income tax liabilities are less than the ultimate assessment, a further charge to expense would result.

The Company recognizes interest accrued related to unrecognized tax benefits in interest and penalties expense in "Other selling, general and administrative expense." During the year ended December 31, 2009 the Company recorded $40,000 of such interest expense which is included in other selling, general and admnistrative expenses on the statement of operations.

8. Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009 the Company had net capital, as defined, of $10,590,000. The minimum net capital requirement at December 31, 2009 was $2,499,000. The Company's net capital ratio was 3.54 to 1 at December 31, 2009, whereas the maximum allowable ratio was 15 to 1.

9. Employee Benefit Plans

All full-time employees of the Company participate in a defined benefit pension plan (the Plan) sponsored by John Hancock. On January 1, 2002 the Plan was converted to a cash balance plan. At December 31, 2009, net accrued pension cost of $1,259,000 is included in the statement of financial condition. For the year ended December 31, 2009, John Hancock did not allocate any pension expense to the Company for the Plan. Information reflecting the components of net periodic pension cost, the actuarial present value of the benefit obligations and the funded status attributable to the Company's employees is not segregated within the Plan.

The Company participates in the John Hancock non-qualified pension plan (the Non-Qualified Plan). The Non-Qualified Plan is unfunded and provides certain management employees with defined pension benefits in excess of limits imposed by Federal tax law and the Plan sponsored by John Hancock. For the year ended December 31, 2009, John Hancock allocated $952,000 of pension expense to the Company for the Non-Qualified Plan which is included in other selling, general and administrative expenses in the statement of operations. Accrued costs related to the Non-Qualified Plan of $11,499,000 at December 31, 2009 are included in accrued pension cost in the statement of financial condition. Information reflecting the accumulated plan benefits and plan net assets available for benefits attributable to Company employees are not segregated within the Non-Qualified Plan.

The Company participates in a new non-qualified defined contribution pension plan maintained by John Hancock, which was established as of January 1, 2008 with participant directed investment options. The expense for the new plan was $2,539,000 for the year ended December 31, 2009 and is included in other selling, general and adminstrative expenses in the statement of operations. The prior plan was frozen except for grandfathered participants as of January 1, 2008, and the benefits accrued under the prior plan continue to be subject to the prior plan provisions.

9. Employee Benefit Plans (continued)

The Company participates in a defined benefit post-retirement plan (the Post-Retirement Plan) sponsored by John Hancock which provides medical, dental and life insurance benefits to employees with more than fifteen years of service. The Post-Retirement Plan is unfunded. For the year ended December 31, 2009, John Hancock allocated $74,000 of post-retirement expense to the Company for the Post-Retirement Plan. Accrued post-retirement benefit costs of $699,000 at December 31, 2009, are included in accrued pension cost in the statement of financial condition. Information reflecting the components of net periodic post-retirement benefit cost and the actuarial present value of the benefit obligations attributable to the Company's employees is not segregated within the Post-Retirement Plan.

Employees of the Company with more than six months of service may participate in a defined contribution savings plan, The Investment-Incentive Plan for the Employees of John Hancock. The Company may make a discretionary matching contribution equal to a percentage of the elective deferrals of each participant. The Company has made elective matching contributions of 4% of the elective deferrals of each participant for the year ended December 31, 2009 which is included in other selling, general and administrative expenses in the statement of operations.

The Company offers post employment benefits related to severance, disability, life insurance and health care to be paid for inactive employees. A liability of $27,000 net of income taxes of $15,000, was recognized in the financial statements as of December 31, 2009.

Through April 28, 2004, certain employees of the Company also were eligible to participate in the John Hancock 1999 Long-Term Stock Incentive Plan, under which shares and options to purchase shares of John Hancock common stock are granted. The exercise price of options is equal to fair market value at the date of the grant. As a result of the merger with Manulife all unvested stock options as of the date of the announcement of the merger on September 28, 2003, vested immediately prior to the closing date and were exchanged for Manulife options. Subsequent to the merger, the Company continues to incur compensation expense related to stock compensation issued by Manulife. The Company did not incur any compensation expense related to stock compensation for the year ended December 31, 2009.

9. Employee Benefit Plans (continued)

Since January 1, 2006, employees of the Company have participated in the Global Stock Ownership Plan (GSOP). Under GSOP, employees can purchase shares of Manulife common stock through Manulife and receive a 25% matching contribution up to certain dollar limits. The Company has made elective matching contributions for each participant for the year ended December 31, 2009 which is included in other selling, general and administrative expenses in the statement of operations.

10. Contingencies

The Company is involved in certain legal proceedings which arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

11. Lease Commitments

The Company has entered into operating leases with unrelated parties for office space.

Minimum payments required under the leases are as follows (in thousands):

		Office Space
Year ending December 31,	2010	$ 96
	2011	55
	2012	33
	2013	–
	2014	–
	Thereafter	–
		$184

Related rent expense for the year ended December 31, 2009 was $406,000.

12. Subsequent Events

Effective April 1, 2009 the Company adopted FASB Statement No. 165, *Subsequent Events*, which is now incorporated into ASC 855 – Subsequent Events (ASC 855). ASC 855 addresses reporting of events which occur after the balance sheet date, but before financial statements are issued or are available to be issued, and replaces accounting guidance previously issued by the American Institute of Certified Public Accountants.

12. Subsequent Events (continued)

ASC 855 does not significantly change recognition or disclosure requirements for subsequent events. ASC 855 newly require 1) disclosure of the date through which an entity has evaluated subsequent events, regardless of whether any are reported, and 2) the basis of the date, meaning whether that date represents the date the financial statements were issued or were available to be issued. An entity currently expecting to widely distribute its financial statements, including a public entity as defined in the standard, is required to evaluate subsequent events through the date of issuance. Other entities must evaluate subsequent events through the date the financial statements are available to be issued. The statement is effective as of April 1, 2009. Adoption of this guidance had no impact on the Company's financial statements other than this disclosure that the Company has evaluated subsequent events occurring up to and including February 25, 2010, the date of issuance of these financial statements.

Supplemental Information

SCHEDULE I—COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JOHN HANCOCK FUNDS, LLC

DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL	(In thousands)
Total member's equity (from statement of financial condition)	$45,712
Allowable credits:	
Deferred taxes	8,030
TOTAL CAPITAL AND ALLOWABLE CREDITS	53,742
Deductions and/or charges:	
Nonallowable assets:	
Due from affiliated companies	2,815
Deferred selling commissions	22,267
Office equipment, net	2,000
Prepaid expenses	601
Intangible assets	13,951
Other assets	592
Total nonallowable assets	42,226
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	11,516
Haircuts on securities:	
Investment in money market fund	(924)
Investment in shares of beneficial interest	(2)
Total haircuts on securities	(926)
NET CAPITAL	$10,590
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$45,516
Deductions:	
Deferred taxes	(8,030)
AGGREGATE INDEBTEDNESS	$37,486
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6 2/3% of aggregate indebtedness)	2,499
Minimum dollar net capital requirement	$ 25
Net capital requirement (greater of above amounts)	$ 2,499
Excess net capital over requirement	$ 8,091
Ratio of aggregate indebtedness to net capital	3.54 to 1

There are no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form x-17a-5, Part II A filing as of December 31, 2009.

SCHEDULE II–STATEMENT REGARDING SEC RULE 15c3-3

JOHN HANCOCK FUNDS, LLC

DECEMBER 31, 2009

The Company has claimed an exemption from Rule 15c3-3 under the provision of paragraph (k) of the Rule at December 31, 2009.

Supplementary Report

ERNST & YOUNG

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Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
John Hancock Funds, LLC

In planning and performing our audit of the financial statements of John Hancock Funds, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

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of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

A member firm of Ernst & Young Global Limited

ERNST & YOUNG

This report is intended solely for the information and use of the Board of Directors, management, the SEC, , the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

ERNST & YOUNG LLP

February 25, 2010

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SEC
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MAR 0 1 2010

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120

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

John Hancock Funds, LLC
Year Ended December 31, 2009
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG